Exhibit 99.7

KPMG LLP Yonge Corporate Centre 4100 Yonge St. Suite 200 North York, ON M2P 2H3	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Novadaq Technologies Inc.

We consent to the use of:

•

our Independent Auditors’ Report of Registered Public Accounting Firm dated February 24, 2015 on the consolidated financial statements of Novadaq Technologies Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and

•	our Report of Independent Registered Public Accounting Firm dated February 24, 2015 on the Company’s internal control over financial reporting as of December 31, 2014,

each of which is included in this annual report on Form 40-F/A (Amendment No. 1) of the Company for the fiscal year ended December 31, 2014.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

July 10, 2015

Toronto, Canada